

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Cynthia Hu
Chief Legal Officer & Secretary
Mind Medicine (MindMed) Inc.
One World Trade Center
Suite 8500
New York, New York 10007

Re: Mind Medicine (MindMed) Inc.
Registration Statement on Form S-3
Filed May 4, 2022
File No. 333-264648

Dear Ms. Hu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Sansom